EAGLE POINT CREDIT COMPANY

QUARTERLY UPDATE — 2Q 2018





AUGUST 14, 2018

IMPORTANT INFORMATION



TABLE OF CONTENTS



1. Introduction to Eagle Point Credit Company (ECC)

2. Senior Investment Team and Investment Process

3. CLO Equity Overview

4. ECC Supplemental Information for the Quarter Ended June 30, 2018

5. Selected Market Data

INTRODUCTION TO
EAGLE POINT CREDIT COMPANY







The Company: Eagle Point Credit Company Inc. (ECC)

IPO Date	▪ October 7, 2014
Primary Investment Objective	▪ To generate high current income by investing primarily in equity and junior debt tranches of collateralized loan obligations, or "CLOs"
Total Market Capitalization	▪ $596.0 million[1]
Distributions	▪ Monthly common distribution of $0.20 per share (current distribution rate of 13.0%)[2]

The Adviser: Eagle Point Credit Management LLC

History	▪ Eagle Point Credit Management LLC ("Eagle Point" or the "Adviser") was formed in 2012 by Thomas Majewski and funds managed by Stone Point Capital
Asset Under Management	▪ Approximately $2.3 billion[3] managed on behalf of institutional, high net worth and retail investors

(1) As of June 30, 2018. Combined market capitalization of ECC, ECCA, ECCB, ECCX and ECCY as of August 8, 2018 market price.

(2) Based on ECC's closing market price of $18.50 per share on August 8, 2018 and frequency of regular distributions declared since February 2017. To date, a portion of certain such distributions has been estimated to be a return of capital as noted in the Company's Section 19 notices available on its website. For the fiscal periods ending June 30, 2018, December 31, 2017, and December 31, 2016, distributions made by the Company were comprised of a return of capital, as calculated on a per share basis, of 29.2%, 5.9% and 8.3%, respectively. Additionally, for the fiscal periods ending June 30, 2018, December 31, 2017, and December 31, 2016, distributions made by the Company were comprised of net realized capital gains, as calculated on a per share basis, of 5.0%, 8.6% and 5.0%, respectively. Distribution amounts not attributable to net realized capital gains or return of capital were sourced from net investment income. A distribution comprised in whole or in part by a return of capital does not necessarily reflect the Company's investment performance and should not be confused with "yield" or "income". Future distributions may consist of a return of capital. **Not a guarantee of future distributions or yield.**

(3) As of June 30, 2018 and inclusive of capital commitments that were undrawn as of such date.



CLO Equity is an Attractive Asset Class	▪ The Credit Suisse Leveraged Loan Index has generated positive total returns in 24 of the past 26 years[1] ▪ Eagle Point believes CLO equity provides an attractive way to obtain exposure to senior secured loans
Specialized Investment Team	▪ Eagle Point is exclusively focused on CLO securities and related investments, and each member of the senior investment team is a CLO industry specialist who has been directly involved in the CLO market for the majority of his career
Differentiated Investment Strategy and Process	▪ ECC pursues a differentiated *private equity style* investment approach focused on proactively sourcing investment opportunities in CLO equity, seeking to take significant stakes and to influence key terms and conditions
Alignment of Interests	▪ Adviser and Senior Investment Team have approximately $29.3 million invested in securities issued by ECC[2]

Past performance is not indicative of, or a guarantee of, future performance.

(1)   The CSLLI tracks the investable universe of the US dollar-denominated leveraged loan market. The performance of an index is not an exact representation of any particular investment, as you cannot invest directly in an index. Similarly, since 2001, from a total return perspective, the S&P/LSTA Leveraged Loan Index experienced only two down years (2008 and 2015 with returns of -29.1% and -0.7%, respectively). The S&P/LSTA Leveraged Loan Index is a market value-weighted index designed to measure the performance of the U.S. leveraged loan market based upon weightings, spreads and interest payments.

(2)   Amount includes holdings of Eagle Point and its senior investment personnel as of June 30, 2018 (based on market values as of August 8, 2018).

INTRODUCTION TO ECC
Cumulative Distributions Per Share Of Common Stock



ECC currently pays a monthly distribution of $0.20 per share[1]

ECC Cumulative Distributions Per Share

Quarter	Amount
Q1 2015	$0.55
Q2 2015	$1.15
Q3 2015	$1.75
Q4 2015	$2.35
Q1 2016	$2.95
Q2 2016	$3.55
Q3 2016	$4.15
Q4 2016	$4.75
Q1 2017	$5.75
Q2 2017	$6.35
Q3 2017	$7.40
Q4 2017	$8.00
Q1 2018	$8.60
To Date[2]	$9.20

■ Regular Distributions ■ Special distributions

(1) To date, a portion of certain such distributions has been estimated to be a return of capital as noted in the Company's Section 19 notices available on its website. For the fiscal periods ending June 30, 2018, December 31, 2017, and December 31, 2016, distributions made by the Company were comprised of a return of capital, as calculated on a per share basis, of 29.2%, 5.9% and 8.3%, respectively. Additionally, for the fiscal periods ending June 30, 2018, December 31, 2017, and December 31, 2016, distributions made by the Company were comprised of net realized capital gains, as calculated on a per share basis, of 5.0%, 8.6% and 5.0%, respectively. Distribution amounts not attributable to net realized capital gains or return of capital were sourced from net investment income. A distribution comprised in whole or in part by a return of capital does not necessarily reflect the Company's investment performance and should not be confused with "yield" or "income". Future distributions may consist of a return of capital. **Not a guarantee of future distributions or yield.** Distributions in Q3 2017 included a $0.45 per share special distribution.

(2) As of June 30, 2018.

Track Record: Total Return and Price to Book Ratio



For the period of October 7, 2014 – August 8, 2018:

- ECC generated a total return[1] of 52.2% versus 24.8% for the Wells Fargo BDC Index[2] (annualized net total return of 11.6% for ECC versus 5.9% for the Wells Fargo BDC Index)

- ECC traded at an average premium to book value of 10.8% during a time in which the Wells Fargo BDC Index[2] has traded at an average discount of 5.8%

Value of $100 Invested	Price to Book Ratio[3]





Past performance is not indicative of, or a guarantee of, future performance.

(1) Total return is calculated as the percent change in the value of $100 invested during the period and assumes that any dividends or distributions are reinvested as at the applicable payment date. Future results may vary and may be higher or lower than those shown.

(2) The Wells Fargo BDC Index is intended to measure the performance of all Business Development Companies (BDCs) that are listed on the New York Stock Exchange or NASDAQ and satisfy market capitalization and other eligibility requirements. Although ECC is not a BDC, BDCs generally invest in high yielding credit investments, as does ECC. In addition, similar to ECC, BDCs generally elect to be classified as a regulated investment company under the U.S. Internal Revenue Code of 1986, as amended, which generally requires an investment company to distribute its taxable income to shareholders. You cannot invest directly in an index.

(3) Price to book is calculated as price per share divided by book value per share, which for ECC, reflects management's reported estimate of book value for periods where final determined book values are not available. Future results may vary and may be higher or lower than those shown.

Source: Bloomberg.



13.0% Current Distribution Rate[1]

55 Number of Resets Refis Calls[2]

$0.20 Monthly Distribution[1]

15 Average Years of CLO Experience of Senior Investment Team

97.5% Exposure to Floating Rate Senior Secured Loans[3]

Number of Underlying Loan Obligors[3]
1,332

70 Number of CLO Equity Securities[4]

Number of CLO
31 Collateral Managers[4]

Past performance is not indicative of, or a guarantee of, future performance.

(1) Based on ECC's closing market price of $18.50 per share on August 8, 2018 and frequency of regular distributions declared since February 2017. To date, a portion of certain such distributions has been estimated to be a return of capital as noted in the Company's Section 19 notices available on its website. For the fiscal periods ending June 30, 2018, December 31, 2017, and December 31, 2016, distributions made by the Company were comprised of a return of capital, as calculated on a per share basis, of 29.2%, 5.9% and 8.3%, respectively. Additionally, for the fiscal periods ending June 30, 2018, December 31, 2017, and December 31, 2016, distributions made by the Company were comprised of net realized capital gains, as calculated on a per share basis, of 5.0%, 8.6% and 5.0%, respectively. Distribution amounts not attributable to net realized capital gains or return of capital were sourced from net investment income. A distribution comprised in whole or in part by a return of capital does not necessarily reflect the Company's investment performance and should not be confused with "yield" or "income". Future distributions may consist of a return of capital. **Not a guarantee of future distributions or yield.**

(2) Since inception.

(3) As of June 30, 2018. Please see footnotes on page 18 for important information.

(4) As of June 30, 2018.

Securities Outstanding



Adviser and Senior Investment Team have $29.3 million invested in ECC, ECCA and ECCX[3]

Common Stock		Preferred Stock and Unsecured Notes				
Ticker	ECC (NYSE)	**Ticker**	ECCA (NYSE)	ECCB (NYSE)	ECCY (NYSE)	ECCX (NYSE)
Description	Common Stock	**Description**	Series A Term Preferred Stock Due 2022 ($25 Liquidation Preference)	Series B Term Preferred Stock Due 2026 ($25 Liquidation Preference)	Unsecured Notes Due 2027 ($25 Par Denomination)	Unsecured Notes Due 2028 ($25 Par Denomination)
Market Cap[1]	$401.5M	**Market Cap[1]**	$46.3M	$49.3M	$32.0M	$66.8M
Price per Share[1]	$18.50	**Price per Share[1]**	$25.49	$26.40	$25.30	$24.83
Current Distribution[2]	$0.20	**Coupon**	7.75%	7.75%	6.75%	6.6875%
Current Distribution Rate[2]	12.97%	**Yield to Maturity[1]**	7.24%	6.89%	6.68%	6.89%
Payment Frequency	Monthly	**Payment Frequency**	Monthly	Monthly	Quarterly	Quarterly
Maturity Date	N/A	**Maturity Date**	6/30/2022	10/30/2026	9/30/2027	4/30/2028
Callable Date	N/A	**Callable Date**	6/29/2018	10/30/2021	9/30/2020	4/30/2021
Market Value Held by Adviser and Senior Investment Team[3]	$28.9M	**Market Value Held by Adviser and Senior Investment Team[3]**	$225.8K	$0	$0	$138.7K

Past performance is not indicative of, or a guarantee of, future performance.

(1) As of June 30, 2018. As of this date, ECCA, ECCB, ECCY and ECCX have $45.5mm, $46.7mm, $31.6mm and $67.3mm of principal amount outstanding, respectively. Yield is shown to the stated maturity based on market prices as of August 8, 2018. Called prior to stated maturity, the yield could be adversely impacted.

(2) Based on ECC's closing market price of $18.50 per share on August 8, 2018 and frequency of regular distributions declared since February 2017. To date, a portion of certain such distributions has been estimated to be a return of capital as noted in the Company's Section 19 notices available on its website. For the fiscal periods ending June 30, 2018, December 31, 2017, and December 31, 2016, distributions made by the Company were comprised of a return of capital, as calculated on a per share basis, of 29.2%, 5.9% and 8.3%, respectively. Additionally, for the fiscal periods ending June 30, 2018, December 31, 2017, and December 31, 2016, distributions made by the Company were comprised of net realized capital gains, as calculated on a per share basis, of 5.0%, 8.6% and 5.0%, respectively. Distribution amounts not attributable to net realized capital gains or return of capital were sourced from net investment income. A distribution comprised in whole or in part by a return of capital does not necessarily reflect the Company's investment performance and should not be confused with "yield" or "income". Future distributions may consist of a return of capital. **Not a guarantee of future distributions or yield.**

(3) Amount includes holdings of Eagle Point and its senior investment personnel as of June 30, 2018 (based on market values as of August 8, 2018).









Thomas Majewski
Chief Executive Officer
Member of ECC's Board
of Directors

23
Years in
Financial Services

17
Years in
CLO Industry

Background

Direct experience in the CLO market dating back to the late 1990s

Founder of Eagle Point

- Longstanding experience as a CLO industry investor and investment banker

- Former Head of CLO Banking at RBS and Merrill Lynch



Daniel Ko
Principal and Portfolio
Manager

12
Years in
Financial Services

12
Years in
CLO Industry

Background

Direct experience in the CLO market dating back to 2006

CLO structuring specialist

- Specialized exclusively in structured finance throughout entire career

- Former Vice President at Bank of America Merrill Lynch in the CLO structuring group responsible for modeling the projected deal cash flows, negotiating deal terms with both debt and equity investors and coordinating the rating process



Daniel Spinner, CAIA
Principal and Portfolio
Manager

22
Years in
Financial Services

16
Years in
CLO Industry

Background

Direct experience in the CLO market dating back to the late 1990s

Manager evaluation and diligence specialist

- Former Investment Analyst at 1199SEIU responsible for the private equity, special opportunities credit, and real estate portfolios

- Former Co-Founder of Structured Capital Partners, a financial holding company formed to invest in CLO and structured credit managers

- Former investment banker JPMorgan Securities, focused on asset management firms including CLO collateral managers



Eagle Point employs a process that we believe is more akin to a private equity-style investment approach than to the typical process used by many investors in fixed income securities

Investment Strategy and Process	▪ Proactive sourcing of investment opportunities ▪ Utilization of our methodical and rigorous investment analysis and due diligence process ▪ Involvement at the CLO formation and structuring stage enables us to influence the key terms and conditions of the investment for significant primary market investments ▪ Ongoing monitoring and diligence
Objective of the Process	▪ Outperformance relative to the CLO market – In the primary market, we seek to invest in CLO securities that have the potential to outperform other similar CLO securities issued within the respective vintage period





CLO EQUITY OVERVIEW
Why Invest in CLO Equity?



We believe that CLO equity provides an attractive way to obtain exposure to loans

Distribution of CLO Equity IRRs U.S. CLOs (2002 – 2011 Vintages)[1]	CLO Equity Attributes

- CLO equity has historically generated strong absolute returns with a low loss rate



4 %

96%

IRRs over 15%

Positive IRRs up to 15%

- CLOs with positive equity returns
- CLOs with negative equity returns

- Potential for strong absolute and risk-adjusted returns

- Expected shorter duration high-yielding credit investment with potential for high quarterly cash distributions

- Expected protection against rising interest rates[2]

- Expected low-to-moderate correlation over the long-term with fixed income and equity

Source: Compiled by Eagle Point based on data from Intex, Bloomberg, and Moody's Investors Service. As of November 2, 2017.

(1)   This chart shows certain performance data for CLO 1.0 vintages. For this purpose, CLO 1.0 vintages are defined as US broadly syndicated cash flow CLOs that were originated from 2002 to 2011. Information for later vintage CLOs is not as complete and is therefore not shown. The figures presented in this report do not reflect any projections regarding the returns of any investment strategy and all returns earned on CLO investments will be reduced by any applicable expenses and management fees. Actual performance of a CLO investment will vary and such variance may be material and adverse, including the potential for full loss of principal. In particular, ECC is only invested in CLOs issued after 2011 (the CLO 2.0 period) and no representation is being made with respect to the historical or future performance of such later issued CLOs. CLO investments involve multiple risks, including unhedged credit exposure to companies with speculative-grade ratings, the use of leverage and pricing volatility. The analysis was prepared by Eagle Point based on its proprietary analysis of data sourced from Intex, Bloomberg, Moody's Investors Service, and proprietary CLO Manager presentations. While the data and information contained in this report have been obtained from sources that Eagle Point considers reliable, Eagle Point has not independently verified all such data and does not represent or warrant that such data and information are accurate or complete, and thus they should not be relied upon as such. In addition, for purposes of this analysis, IRRs were calculated at the CLO level net of all CLO-related expenses and some of such IRRs have certain inherent limitations as they are calculated based on certain underlying assumptions, which may under or over compensate for the impact, if any, of certain market factors and financial risk, such as lack of liquidity, macroeconomic factors and other similar factors. The IRR calculations assume an initial cash investment equal to the par balance of the equity tranche. For redeemed CLOs, the equity IRR is based on reported Intex cash flows or manager reported realized returns where Intex data was not available. For active CLOs, the equity IRR is based on reported Intex cash flows and assumes a terminal equity value equal to the CLO's NAV as at November 2, 2017. Such assumptions may not be reflective of actual market conditions in the past, present or future. **Additional information relating to this analysis is available upon request.**

(2)   The Adviser expects CLO equity to provide some measure of protection against rising interest rates when LIBOR is above the average LIBOR floor on a CLO's underlying assets. However, CLO equity is still subject to other forms of interest rate risk.

CLO EQUITY OVERVIEW
The CLO Market is Large and Important to the Loan Market



The CLO market is the largest source of capital for the U.S. senior secured loan market

U.S. Leveraged Loans Outstanding ($ Billions)[1]



U.S. CLO Outstanding ($ Billions)[2]



Demand for Institutional Leveraged Loans (2Q18)



U.S. CLO Issuance ($ Billions)[1]



(1)   As of June 30, 2018. Source: S&P Capital IQ.
(2)   As of June 30, 2018. Source: Thomson Reuters Leveraged Loan Monthly.



Since 1992, the CSLLI has experienced only two years of negative annual returns

Credit Suisse Leveraged Loan Index ("CSLLI") Annual Total Return[1]

Annualized Return: 5.9%[1]

Year	Return
1992	6.8%
1993	11.2%
1994	10.3%
1995	8.9%
1996	7.5%
1997	8.3%
1998	5.3%
1999	4.7%
2000	4.9%
2001	2.7%
2002	1.1%
2003	11.0%
2004	5.6%
2005	5.7%
2006	7.3%
2007	1.9%
2008	-28.8%
2009	44.9%
2010	10.0%
2011	1.8%
2012	9.4%
2013	6.2%
2014	2.1%
2015	-0.4%
2016	9.9%
2017	4.2%
YTD 6/30/18	2.4%

Past performance is not indicative of, or a guarantee of, future performance.

(1) The CSLLI tracks the investable universe of the US dollar-denominated leveraged loan market. The performance of an index is not an exact representation of any particular investment, as you cannot invest directly in an index. Similarly, since 2001, from a total return perspective, the S&P/LSTA Leveraged Loan Index experienced only two down years (2008 and 2015 with returns of -29.1% and -0.7%, respectively). The S&P/LSTA Leveraged Loan Index is a market value-weighted index designed to measure the performance of the U.S. leveraged loan market based upon weightings, spreads and interest payments.

Source: Credit Suisse

CLO EQUITY OVERVIEW
Senior Secured Loans are the Raw Materials of CLOs



Senior secured loans represent direct credit exposure

Senior	Senior position in a company's capital structure
Secured	First lien security interest in a company's assets
Floating Rate	Mitigates interest rate risk associated with fixed rate bonds
Low LTV	Senior secured loans often have a loan-to-value ratio of approximately 40-60%

Illustrative Obligor Capital Structure

Assets	Liabilities and Equity	% of Capital Structure
▪ Cash ▪ Receivables ▪ Inventory ▪ Property ▪ Plant ▪ Equipment ▪ Brands/Logos ▪ Intangibles ▪ Subsidiaries	**Senior Secured Loans** First priority pledge of assets	**40-60%**
	Subordinated Bonds Generally unsecured	**10-20%**
	Equity Dividends restricted while Senior Secured Loan is outstanding	**30-50%**

Illustrative purposes only. The actual capital structure of a borrower will vary.

Moody's Average Recovery Rate (1987–2016)[1]



Source: Moody's Investor Service – Annual Default Study: Corporate Default and Recovery Rates, 1920-2016.

Past performance is not indicative of, or a guarantee of, future performance.

(1) No representation is being made as to the applicability of historical relative recovery rates to future periods. The information shown herein is for background purposes only.

CLO EQUITY OVERVIEW
The Spread in Loan Market Remains at High End of Historical Range



The current CSLLI spread is approximately 47 bps higher than 1992 to 2017's average of 298 bps

Credit Suisse Leveraged Loan Index ("CSLLI") Spread[1]

Legend: Spread — Average

Average: 298 bps

Year	Spread (bps)
1992	247
1993	244
1994	233
1995	229
1996	254
1997	240
1998	238
1999	264
2000	284
2001	287
2002	303
2003	317
2004	286
2005	256
2006	255
2007	258
2008	270
2009	307
2010	352
2011	376
2012	409
2013	386
2014	386
2015	387
2016	391
2017	357
6/30/2018	345

Past performance is not indicative of, or a guarantee of, future performance.

(1) The CSLLI tracks the investable universe of the US dollar-denominated leveraged loan market. The performance of an index is not an exact representation of any particular investment, as you cannot invest directly in an index.

Source: Credit Suisse



ECC invests primarily in the equity and subordinated debt tranches

Assets

Liabilities + Equity

Primarily Floating
Rate Collateral

**Portfolio of primarily
senior secured loans
Rated B on average**

Typically 5-8 year maturity

**Senior Debt
Typically AAA rated**

Primarily
Floating
Rate CLO
Debt

Subordinated Debt
Various tranches typically rated
from AA to B

Equity Tranche
Not rated

**Key CLO Structural
Features**

1. Actively managed portfolio

2. Match funded (i.e., limited refinancing risk)

3. No mark to market triggers (i.e., no margin calls or forced sales)

4. Equity optionality over debt for majority holder due to protective rights

Note: The CLO structure highlighted on this page is a hypothetical structure, and the structure of CLOs in which ECC invests may vary substantially from the example.







	Q2 2018 (Unaudited)	Q1 2018 (Unaudited)	Q4 2017	Q3 2017 (Unaudited)	Q2 2017 (Unaudited)
U.S. GAAP Net Investment Income ("NII") before Non-Recurring Expenses[2]	$0.50	$0.41	$0.43	$0.45	$0.48
U.S. GAAP Realized Gain/(Loss) before Non-Recurring Losses[2]	$0.04	$0.09	$0.06	$0.00	$0.05
Total U.S.GAAP NII and Realized Gain/(Loss) before Non-Recurring Losses and Expenses[2]	$0.54	$0.50	$0.49	$0.45	$0.53
Non-Recurring Losses and Expenses[2],[5]	($0.20)	$0.00	$0.00	$0.00	$0.00
Total U.S.GAAP NII and Realized Gain/(Loss)[2]	$0.34	$0.50	$0.49	$0.45	$0.53
Portfolio Cash Distributions Received[2],[3]	$1.65	$1.10	$1.83	$1.44	$1.75
Common Share Distributions Paid[4]	$0.60	$0.60	$0.60	$0.60	$0.60
Special Common Share Distributions Paid	$0.00	$0.00	$0.00	$0.45	$0.00
Total Common Share Distributions Paid	$0.60	$0.60	$0.60	$1.05	$0.60
Common Share Market Price (period end)	$18.17	$18.14	$18.81	$20.69	$20.68
Net Asset Value (period end)	$16.51	$16.65	$16.77	$16.67	$17.53
$ Premium / (Discount)	$1.66	$1.49	$2.04	$4.02	$3.15
% Premium / (Discount)	10.1%	8.9%	12.2%	24.1%	18.0%
(Figures below are in millions, except shares outstanding)					
Assets					
CLO Equity	$457.21	$458.01	$447.27	$439.40	$410.24
CLO Debt	$38.51	$20.04	$7.27	$9.91	$12.84
Loan Accumulation Facilities	$33.20	$36.27	$25.37	$20.66	$23.55
Cash	$1.23	$19.69	$14.05	$14.44	$6.34
Receivables and Other Assets	$45.23	$33.60	$19.01	$15.56	$16.68
Liabilities					
Notes (Net of Deferred Issuance Costs)	($96.55)	($88.77)	($88.61)	($88.52)	($58.00)
Preferred Stock (Net of Deferred Issuance Costs)	($88.59)	($88.47)	($88.36)	($88.25)	($87.44)
Payables and Other Liabilities	($31.90)	($35.16)	($20.74)	($15.28)	($7.09)
Net Assets	$358.35	$355.21	$315.26	$307.91	$317.14
Weighted Avg of Common Shares for the period	21,445,878	20,576,316	18,579,281	18,230,437	17,627,347
Common Shares Outstanding at end of period	21,702,865	21,337,284	18,798,815	18,474,034	18,090,708

(1) Certain of the information contained herein is unaudited. The information shown above is derived from the Company's 2017 Annual Report, 2017 and 2018 Semi-Annual Reports, interim quarterly unaudited financial statements and/or other related financial information.

(2) Dollar amounts are per share of common stock and are based on a daily weighted average of shares of common stock outstanding for the period.

(3) Cash distributions include funds received from CLOs called (which includes a return of the Company's remaining invested capital in the applicable CLOs).

(4) To date, a portion of certain such distributions has been estimated to be a return of capital as noted in the Company's Section 19 notices available on its website (www.eaglepointcreditcompany.com). A distribution comprised in whole or in part by a return of capital does not necessarily reflect the Company's investment performance and should not be confused with "yield" or "income."

(5) Q2 2018's results included non recurring losses and expenses associated with the accelerated amortization related to the redemption of 7.00% Notes due 2020, and offering expenses related to the issuance of 6.6875% Notes due 2028.

ECC SUPPLEMENTAL INFORMATION[1]
Quarterly Snapshot Trend



(Figures below are in millions, except shares outstanding)	Q2 2018 (Unaudited)	Q1 2018 (Unaudited)	Q4 2017	Q3 2017 (Unaudited)	Q2 2017 (Unaudited)
Distributions Received From CLO Equity [2]	$33.88	$22.56	$33.15	$25.17	$30.37
Return of Capital	$18.75	$6.32	$17.42	$10.53	$14.64
Investment Income	$15.46	$15.56	$15.85	$15.47	$15.36
Income Accrued From Debt Investments	$0.48	$0.31	$0.14	$0.19	$0.20
Income Accrued From LAF Investments	$1.43	$1.14	$0.61	$0.70	$0.67
Total Gross Income	$17.37	$17.01	$16.60	$16.36	$16.23
Operational and Administrative Expense [3]	$0.64	$0.90	$1.13	$0.98	$0.96
Portfolio Cash Distributions Received From:					
Distributions Received From CLO Equity [2]	$33.88	$22.56	$33.15	$25.17	$30.37
Distributions Received From Debt Investments	$0.46	$0.07	$0.16	$0.24	$0.12
Distributions Received From LAF Investments	$1.08	$0.04	$0.65	$0.90	$0.31
Total	$35.41	$22.67	$33.96	$26.31	$30.80
Net Cash Flow per Share[4]	$1.65	$1.10	$1.83	$1.44	$1.75
NII and Realized Gain/Loss per Share[4]	$0.34	$0.50	$0.49	$0.45	$0.53
Quarterly Weighted Average Shares Outstanding	21,445,878	20,576,316	18,579,281	18,230,437	17,627,347
Period End Shares Outstanding	21,702,865	21,337,284	18,798,815	18,474,034	18,090,708

(1) Certain of the information contained herein is unaudited. The information shown above is derived from the Company's 2017 Annual Report, 2017 and 2018 Semi-Annual Reports, interim quarterly unaudited financial statements and/or other related financial information.
(2) Cash distributions include funds received from CLOs called (which includes a return of the Company's remaining invested capital in the applicable CLOs).
(3) Excludes interest expense, management fees and incentive fees, as well as non recurring offering expenses related to the issuance of 6.6875% Notes due 2028.
(4) Dollar amounts are per share of common stock and are based on a daily weighted average of shares of common stock outstanding for the period

ECC SUPPLEMENTAL INFORMATION[1]
Portfolio Details



CLO Equity Holdings (as of June 30, 2018)	Vintage	Refi/Reset/Call	End of Non-Call Period	End of Reinvestment Period	CLO Maturity Date	Income Accrued During Q2 2018	Income Accrued During Q1 2018	Cash Received During Q2 2018	Q2 Cash Received as % of Prior Qtr Accrual	CCC+/Caa1 or Lower	Junior OC Cushion	Weighted Average Portfolio Spread	Weighted Average Rating Factor	Diversity Score
ALM VIII Preferred Shares	2013	RS Q4-16	Oct-18	Oct-20	2028	$150	$153	$276	181%	9.54%	2.53%	3.69%	3,068	61
Apidos XIV Sub Notes	2013	Called Q3-17	Oct-15	Oct-17	2025	$0	$0	$38	NM	N/A	N/A	N/A	N/A	N/A
Ares XLI Inc Notes	2016		Jul-19	Jan-22	2029	$450	$451	$597	132%	3.87%	4.96%	3.32%	2,864	80
Ares XLIII Inc Notes	2017		Apr-19	Apr-22	2029	$479	$645	$657	102%	3.10%	4.98%	3.28%	2,891	82
Ares XXXIX Sub Notes	2016		Apr-19	Apr-21	2028	$88	$87	$84	96%	3.96%	5.11%	3.24%	2,814	83
Avery Point V Inc Notes	2014	RF Q3-17	Jul-16	Jul-18	2026	$0	$0	$127	NM	6.08%	1.30%	3.40%	3,026	72
Babson 2013-II Sub Notes	2013	RF Q1-17 / RS & Called Q2-18	Jan-16	Jan-18	2025	$290	$258	$7,803	NM	N/A	N/A	N/A	N/A	N/A
Bain 2016-2 Sub Notes	2016		Jan-19	Jan-21	2029	$315	$317	$419	132%	2.18%	4.60%	3.33%	2,689	76
Barings 2016-III Sub Notes	2016		Jan-19	Sep-21	2028	$726	$864	$1,152	133%	3.16%	4.32%	3.39%	2,693	77
Barings 2018-1 Inc Notes [3]	2018		Apr-20	Apr-23	2031	$730	$0	$0	NM	4.51%	5.30%	3.38%	2,674	71
BlueMountain 2013-2 Sub Notes	2013	RS Q4-17	Oct-19	Oct-22	2030	$73	$73	$41	56%	6.18%	3.42%	3.07%	2,810	70
Bowman Park Sub Notes	2015	RF Q1-17	Nov-16	Nov-18	2025	$93	$154	$268	174%	4.70%	0.98%	3.34%	2,792	75
Brigade Battalion IX Inc Notes	2015	RS Q2-18	Jul-17	Jul-20	2028	$318	$321	$386	120%	5.35%	3.63%	3.59%	2,850	73
Carlyle GMS 2014-5 Sub Notes	2014	RF Q1-17	Oct-16	Oct-18	2025	$294	$292	$217	74%	8.09%	3.85%	3.55%	3,032	76
Carlyle GMS 2017-4 Inc Notes	2017		Jan-20	Jan-23	2030	$277	$283	$607	215%	2.18%	5.11%	3.52%	2,837	77
CIFC 2013-II Inc Notes	2013	RS Q4-17	Oct-19	Oct-22	2030	$420	$395	$263	67%	5.82%	4.70%	3.42%	2,888	85
CIFC Funding 2014 Inc Notes	2014	RF Q2-17 / RS Q1-18	Apr-16	Jan-23	2031	$360	$368	$282	77%	5.62%	5.26%	3.38%	2,746	85
CIFC Funding 2014-III Inc Notes	2014	RF Q3-17	Jul-16	Jul-18	2026	$218	$217	$459	212%	6.02%	2.90%	3.43%	2,752	77
CIFC Funding 2014-IV Inc Notes	2014	RF Q1-17	Oct-16	Oct-18	2026	$48	$50	$155	311%	5.85%	3.54%	3.44%	2,732	79
CIFC Funding 2015-III Inc Notes	2015	RS Q1-18	Mar-19	Apr-21	2029	$321	$320	$520	163%	3.74%	5.14%	3.42%	2,828	84
Crescent Atlas Senior Loan Fund Sub Notes	2012	RF Q3-16 / Called Q1-17	Aug-14	Aug-16	2024	$0	$0	$0	NM	N/A	N/A	N/A	N/A	N/A
CSAM Atrium IX Sub Notes	2013	RS Q2-17	May-19	May-22	2047	$249	$258	$302	117%	5.62%	5.20%	3.49%	2,971	73
CSAM Atrium XI Sub Notes	2014	RF Q2-17	Oct-16	Oct-18	2025	$114	$116	$241	207%	5.27%	4.27%	3.53%	2,926	68
CSAM Madison Park XXI Sub Notes	2016		Jul-18	Jul-21	2029	$78	$78	$90	115%	2.88%	4.04%	3.57%	2,725	70
Cutwater 2015-I Inc Notes	2015		Dec-16	Jul-19	2027	$909	$865	$1,241	143%	4.85%	5.84%	4.20%	2,960	80
DeAM Flagship VIII Inc Notes	2014	RF Q1-17 / RF Q2-18	Jan-17	Jan-19	2026	$56	$316	$744	236%	6.59%	1.93%	3.18%	2,834	66
DFG Vibrant V Sub Notes	2016		Jul-19	Jul-21	2029	$138	$138	$159	116%	4.57%	6.35%	3.72%	2,699	75
GoldenTree VIII Sub Notes	2014	Called Q4-17	Apr-16	Apr-18	2026	$0	$0	$1,755	NM	N/A	N/A	N/A	N/A	N/A
GSO Birchwood Park Inc Notes	2014	RF Q1-17	Oct-16	Oct-18	2026	$33	$34	$31	94%	4.46%	1.50%	3.26%	2,718	74
GSO Bristol Park Sub Notes	2016		Jul-19	Jan-22	2029	$758	$760	$976	128%	0.95%	4.79%	3.42%	2,703	74
GSO Chenango Park Subordinated Notes [3]	2018		Apr-20	Apr-23	2030	$31	$0	$0	NM	4.52%	4.50%	3.34%	N/A	N/A
GSO Dewolf Park Inc Notes	2017		Oct-19	Oct-22	2030	$236	$243	$328	135%	0.17%	5.03%	3.51%	2,894	73
HarbourView VII Sub Notes	2018	RF Q1-17 / RS Q2-18	Jun-20	Jul-23	2031	$25	$25	$165	653%	8.53%	4.31%	3.64%	N/A	N/A
HLA 2014-3 Sub Notes	2014	RF Q3-17	Oct-16	Oct-18	2025	$96	$100	$228	229%	7.83%	1.89%	3.85%	2,838	71
KVK 2013-2 Sub Notes	2013	RF Q1-17	Jan-16	Jan-18	2026	$79	$82	$130	159%	12.40%	1.82%	3.16%	2,929	65

(1) The portfolio level data contained herein is unaudited and derived from the Company's 2018 Semi-Annual Report, interim quarterly unaudited financial statements and/or other related financial information, CLO trustee reports, custody statements and/or other information received from CLO collateral managers. Excludes CLO debt and loan accumulation facilities. Dollar amounts in thousands.

ECC SUPPLEMENTAL INFORMATION[1]
Portfolio Details (Cont.)



CLO Equity Holdings (as of June 30, 2018)	Vintage	Refi/Reset/Call	End of Non-Call Period	End of Reinvestment Period	CLO Maturity Date	Income Accrued During Q2 2018	Income Accrued During Q1 2018	Cash Received During Q2 2018	Q2 Cash Received as % of Prior Qtr Accrual	CCC+/Caa1 or Lower	Junior OC Cushion	Weighted Average Portfolio Spread	Weighted Average Rating Factor	Diversity Score
KVK 2014-1 Sub Notes	2014	RF Q1-17	May-16	May-18	2026	$27	$52	$69	133%	9.13%	1.79%	3.17%	2,877	68
Madison Park VIII Sub Notes	2012	Called Q1-17	Jul-17	Jul-20	2022	$0	$0	$7	NM	N/A	N/A	N/A	N/A	N/A
Marathon VI Sub Notes	2014	RF Q2-17 / RS Q2-18	May-19	May-20	2028	$96	$84	$175	208%	6.59%	1.98%	3.92%	2,832	71
Marathon VII Sub Notes	2014	RF Q2-17	Oct-16	Oct-18	2025	$261	$301	$544	181%	9.98%	1.70%	3.92%	2,882	67
Marathon VIII Sub Notes	2015		Jul-17	Jul-20	2027	$472	$476	$747	157%	8.95%	4.70%	3.95%	2,791	76
Marathon X Sub Notes	2017		Nov-19	Nov-21	2029	$80	$79	$137	173%	4.71%	4.51%	3.76%	2,832	75
Marathon XI Sub Notes [3]	2018		Apr-20	Apr-23	2031	$93	$23	$0	NM	4.23%	4.67%	3.61%	2,826	76
Napier Park Regatta III Sub Notes	2014	RF Q2-17	Apr-16	Apr-18	2026	$0	$2	$59	2397%	4.40%	1.90%	3.19%	2,714	82
Octagon 26 Sub Notes	2016	RS Q2-18	Jun-20	Jul-23	2030	$307	$277	$2,852	1030%	1.24%	4.07%	3.54%	2,654	80
Octagon 27 Sub Notes	2016		Jul-18	Jan-21	2027	$193	$247	$322	130%	0.67%	4.04%	3.45%	2,491	76
Octagon XIV Inc Notes	2012	RS Q2-17	Jul-19	Jul-22	2029	$58	$73	$56	77%	2.90%	4.59%	3.45%	2,649	83
Octagon XIV Sub Notes	2012	RS Q2-17	Jul-19	Jul-22	2029	$199	$261	$284	109%	2.90%	4.59%	3.45%	2,649	83
Octagon XIX Sub Notes	2014	RF Q1-17	Apr-16	Apr-18	2026	$0	$0	$103	NM	4.76%	2.25%	3.35%	2,462	73
Octagon XX Sub Notes	2014	RF Q2-17	Aug-16	Aug-18	2026	$0	$0	$73	NM	4.65%	1.37%	3.19%	2,555	79
OFSI BSL VIII Inc Notes	2017		Aug-19	Aug-21	2037	$304	$409	$389	95%	3.99%	5.04%	3.83%	2,828	73
OHA Credit Partners IX Sub Notes	2013	RF Q2-17	Oct-15	Oct-17	2025	$20	$20	$81	405%	4.87%	4.70%	3.02%	2,823	51
PineBridge Galaxy XVIII Class A Sub Notes	2014	RF Q2-17	Oct-16	Oct-18	2026	$10	$11	$112	1029%	8.58%	2.15%	3.14%	2,714	74
Pinnacle Park Sub Notes	2014	RF Q1-17 / RS & Called Q2-18	Apr-16	Apr-18	2026	$3	$20	$428	NM	N/A	N/A	N/A	N/A	N/A
Prudential Dryden 53 Inc Notes	2018		Jan-20	Jan-23	2031	$348	$326	$742	228%	2.67%	5.05%	3.25%	2,766	94
Prudential Dryden 56 Euro [3]	2018		Jan-20	Jan-22	2032	$46	$50	$0	NM	N/A	N/A	N/A	N/A	N/A
Sheridan Square Sub Notes	2013	Called Q2-17	Apr-15	Apr-17	2025	$0	$0	$0	NM	N/A	N/A	N/A	N/A	N/A
Steele Creek 2018-1 Inc Notes [3]	2018		Apr-20	Apr-23	2031	$237	$0	$0	NM	N/A	5.18%	3.45%	2,597	71
Steele Creek CLO 2015-1 Sub Notes	2015	RS Q2-17	May-19	May-21	2029	$225	$246	$336	136%	3.94%	5.11%	3.66%	2,733	75
THL Credit Wind River 2013-2 Inc Notes	2013	RS Q4-17	Oct-19	Oct-22	2030	$320	$323	$368	114%	5.62%	3.74%	3.60%	2,869	72
THL Credit Wind River 2014-1 Sub Notes	2014	RF Q1-17 / RS Q2-18	May-20	Jul-23	2031	$231	$304	$246	81%	6.29%	5.09%	3.43%	2,809	74
THL Credit Wind River 2014-2 Inc Notes	2014	RS Q1-18	Jan-20	Jan-23	2031	$46	$44	$59	136%	7.41%	4.80%	3.55%	2,871	76
THL Credit Wind River 2014-3 Sub Notes	2015	RF Q2-17	Oct-16	Jan-19	2027	$444	$437	$586	134%	4.46%	5.15%	3.78%	2,849	60
THL Credit Wind River 2016-1 Sub Notes	2016		Jul-18	Jul-20	2028	$273	$364	$396	109%	4.65%	5.28%	3.63%	2,811	78
THL Credit Wind River 2017-1 Sub Notes	2017		Apr-19	Apr-21	2029	$434	$466	$585	125%	1.89%	5.17%	3.57%	2,775	79
THL Credit Wind River 2017-3 Inc Notes	2017		Oct-19	Oct-22	2030	$596	$607	$874	144%	1.69%	5.15%	3.53%	2,774	78
THL Credit Wind River 2018-1 Inc Notes [3]	2018		Jul-20	Jul-23	2030	$0	$0	$0	NM	N/A	N/A	N/A	N/A	N/A
Voya 2014-4 Sub Notes	2014	RF Q3-17	Oct-16	Oct-18	2026	$214	$218	$444	204%	4.87%	2.95%	3.28%	2,831	93
Zais 3 Sub Notes	2015	RS Q2-18	Nov-16	Jul-19	2027	$463	$472	$616	131%	8.42%	5.10%	4.16%	2,922	85
Zais 5 Sub Notes	2016		Oct-18	Oct-20	2028	$190	$190	$252	133%	7.77%	5.08%	4.11%	2,895	84
Zais 6 Sub Notes	2017		Jul-19	Jul-21	2029	$342	$357	$442	124%	7.78%	4.73%	4.08%	2,877	91
Zais 7 Inc Notes	2017		Nov-19	Apr-22	2030	$232	$223	$541	242%	6.29%	4.73%	4.05%	2,822	84
Total/Weighted Avg						**$15,217**	**$15,223**	**$33,666**	**221%**	**4.73%**	**4.28%**	**3.53%**	**2,801**	**76**
Positions no longer held as of June 30, 2018						**$247**	**$338**	**$212**						
Total including positions no longer held as of June 30, 2018						**$15,464**	**$15,561**	**$33,878**	**218%**					

(1) The portfolio level data contained herein is unaudited and derived from the Company's 2018 Semi-Annual Report, interim quarterly unaudited financial statements and/or other related financial information, CLO trustee reports, custody statements and/or other information received from CLO collateral managers. Excludes CLO debt and loan accumulation facilities. Dollar amounts in thousands.

(2) As of June 30, 2018, the CLO either has not reached its first payment date or, in the case of secondary purchases, had not made a payment since the Company owned the security.



The following table represents changes made to effective yields from the prior quarter end

CLO Equity Holdings (as of June 30, 2018)	Effective Yield as of March 31, 2018 [1]	Effective Yield as of June 30, 2018 [1]	Change in Effective Yield
ALM VIII Preferred Shares	11.13%	11.13%	
Ares XLI Sub Notes	11.82%	11.82%	
Ares XLIII Sub Notes	15.47%	10.61%	-4.87%
Ares XXXIX Sub Notes	11.13%	11.13%	
Atrium IX Sub Notes	20.42%	18.67%	-1.75%
Atrium XI Sub Notes	10.84%	10.84%	
Avery Point V Inc Notes	0.00%	0.00%	
Bain 2016-2 Sub Notes	9.54%	9.54%	
Barings 2016-III Sub Notes	12.16%	12.16%	
Barings 2018-I Inc Notes	18.17%	18.17%	
Birchwood Park Sub Notes	18.49%	18.49%	
BlueMountain 2013-2 Sub Notes	9.18%	9.18%	
Bowman Park Sub Notes	7.35%	7.35%	
Brigade Battalion IX Sub Notes	9.29%	12.78%	3.49%
Bristol Park Sub Notes	11.58%	11.58%	
Carlyle GMS 2014-5 Sub Notes	27.77%	27.77%	
Carlyle GMS 2017-4 Inc Notes	16.53%	16.53%	
CIFC Funding 2013-II Inc Notes	20.66%	14.83%	-5.83%
CIFC Funding 2014 Inc Notes	17.46%	17.46%	
CIFC Funding 2014-III Inc Notes	10.10%	10.10%	
CIFC Funding 2014-IV Inc Notes	4.84%	4.84%	
CIFC Funding 2015-III Sub Notes	19.89%	19.89%	
Cutwater 2015-I Inc Notes	26.88%	28.74%	1.86%
DeAM Flagship VIII Inc Notes	8.95%	0.00%	-8.95%
GSO Chenango ParkSub Notes [2]	N/A	14.93%	New
GSO Dewolf Park Inc Note	14.46%	14.46%	
HarbourView VII Sub Notes	19.13%	33.31%	14.18%
HLA 2014-3 Sub Notes	13.02%	13.02%	
KVK 2013-2 Sub Notes	20.13%	20.13%	
KVK 2014-1 Sub Notes	22.39%	0.70%	-21.69%
Madison Park XXI Sub Notes	13.66%	13.66%	
Marathon VI Sub Notes	26.23%	24.33%	-1.89%
Marathon VII Sub Notes	19.86%	16.64%	-3.23%
Marathon VIII Sub Notes	19.46%	19.46%	
Marathon X Sub Notes	13.48%	13.48%	
Marathon XI Sub Notes	20.04%	20.04%	
Napier Park Regatta III Sub Notes	0.00%	0.00%	
Octagon 26 Inc Notes	11.34%	24.64%	13.30%
Octagon 27 Sub Notes	11.19%	7.86%	-3.33%
Octagon XIV Inc Notes	10.30%	7.13%	-3.17%

CLO Equity Holdings (as of June 30, 2018)	Effective Yield as of March 31, 2018 [1]	Effective Yield as of June 30, 2018 [1]	Change in Effective Yield
Octagon XIV Sub Notes	10.30%	7.13%	-3.17%
Octagon XIX Sub Notes	0.00%	0.00%	
Octagon XX Sub Notes	0.00%	0.00%	
OFSI BSL VIII Inc Note	18.55%	18.55%	
OHA Credit Partners IX Sub Notes	1.75%	1.75%	
PineBridge Galaxy XVIII Class A Sub Notes	1.69%	1.69%	
Prudential Dryden 53 Inc Notes	16.76%	14.92%	-1.84%
Prudential Dryden 56 Euro CLO	10.65%	10.65%	
Steele Creek CLO 2015-1 Sub Notes	17.96%	14.17%	-3.79%
Steele Creek CLO 2018-1 Sub Notes	18.18%	18.18%	
THL Credit Wind River 2013-2 Inc Notes	16.63%	16.63%	
THL Credit Wind River 2014-1 Sub Notes	21.31%	17.27%	-4.04%
THL Credit Wind River 2014-2 Inc Notes	14.63%	14.63%	
THL Credit Wind River 2014-3 Sub Notes	21.43%	21.43%	
THL Credit Wind River 2016-1 Sub Notes	14.12%	9.31%	-4.81%
THL Credit Wind River 2017-1 Sub Notes	14.62%	14.62%	
THL Credit Wind River 2017-3 Inc Notes	15.56%	15.56%	
THL Credit Wind River 2018-1 Inc Notes [2]	N/A	14.12%	New
Vibrant CLO V Sub Notes	16.90%	16.90%	
Voya 2014-4 Sub Notes	13.28%	13.28%	
Zais 3 Sub Notes	31.58%	24.87%	-6.71%
Zais 3 Inc Notes [2]	N/A	24.87%	New
Zais 5 Sub Notes	20.00%	20.00%	
Zais 6 Sub Notes	22.25%	22.35%	0.10%
Zais 7 Inc Note	19.02%	22.25%	3.23%
Weighted Avg	**14.72%**	**14.14%**	

Called CLO Equity Holdings [3]	Effective Yield as of March 31, 2018 [1]	Effective Yield as of June 30, 2018 [1]	Change in Effective Yield
Apidos XIV Sub Notes	0.00%	0.00%	
Babson 2013-II Sub Notes	15.74%	0.00%	-15.74%
Crescent Atlas Senior Loan Fund Sub Notes	0.00%	0.00%	
GoldenTree VIII Sub Notes	0.00%	0.00%	
Madison Park VIII Sub Notes	0.00%	0.00%	
Pinnacle Park Sub Notes	8.31%	0.00%	-8.31%
Sheridan Square Sub Notes	0.00%	0.00%	
Weighted Avg	**14.61%** [4]	**14.08%** [5]	

(1) Source: Consolidated Schedule of Investments of the Company's March 31, 2018 unaudited financial statements and June 30, 2018 unaudited financial statements.
(2) Not held as of March 31, 2018.
(3) These CLOs were called and final equity payments were pending as of the last day of the quarter.
(4) Weighted average effective yield of CLO Equity investments held as of March 31, 2018 (inclusive of securities sold during Q2 2018 and not reflected in this schedule) was 14.54%.
(5) Weighted average effective yield of CLO Equity investments excluding securities purchased or sold during Q2 2018 is 13.91%.

ECC SUPPLEMENTAL INFORMATION[1]
Additional Information



Current Loan Accumulation Facility Holdings (as of June 30, 2018)	Capital Invested	Income Accrued During Q2 2018	Cash Received During Q2 2018	Realized Gain/(Loss)
Salmagundi II Income Note, Ltd.	$2.86	$0.03	$0.00	$0.00
Salmagundi III Income Note, Ltd.	$7.54	$0.13	$0.00	$0.00
Salmagundi IV Income Note, Ltd.	$17.15	$0.52	$0.20	$0.03
Salmagundi VIII Income Note, Ltd.	$3.12	$0.05	$0.00	$0.00
Salmagundi IX Income Note, Ltd.	$2.49	$0.03	$0.00	$0.00
Sub Total	$33.16	$0.76	$0.20	$0.03
Prior Loan Accumulation Facilities [2]				
Salmagundi I Income Note, Ltd.	$16.20	$0.19	$0.81	$0.02
Salmagundi V Income Note, Ltd.	$16.39	$0.40	$0.00	$0.03
Salmagundi VII Income Note, Ltd.	$5.18	$0.06	$0.07	$0.01
Salmagundi X Income Note, Ltd.	$2.97	$0.02	$0.00	$0.00
Sub Total	$40.74	$0.67	$0.88	$0.06
Total Loan Accumulation Facilities		$1.43	$1.08	$0.09

Reconciliation to U.S. GAAP Audited Financial Statements (as of June 30, 2018)	Income Accrued During Q2 2018
CLO Equity	$15.46
CLO Debt	$0.48
Loan Accumulation Facilities	$1.43
Total	$17.37

CLO Debt Holdings (as of June 30, 2018)	Capital Invested	Income Accrued During Q2 2018	Cash Received During Q2 2018
Sankatay Avery Point V Class E Notes	$0.98	$0.00	$0.00
Sankatay Avery Point V Class F Notes	$0.75	$0.01	$0.00
CIFC Funding 2015-III, Ltd. Class F-R Notes	$2.35	$0.06	$0.02
Cutwater 2015-I, Ltd. Class F Notes	$0.98	$0.02	$0.02
Dryden 53 CLO, Ltd. Class F Notes	$0.80	$0.02	$0.02
Flagship VIII Class E-R Notes	$10.19	$0.01	$0.00
Flagship VIII Class F-R Notes	$7.84	$0.01	$0.00
HarbourView VII -R Class F Notes	$0.69	$0.00	$0.00
KVK CLO 2014-1 Ltd. Class E Notes	$0.77	$0.02	$0.01
Marathon CLO VII Ltd. Class D Notes	$2.82	$0.06	$0.05
Marathon CLO VIII Ltd. Class D Notes	$1.43	$0.03	$0.03
Marathon CLO XI Ltd. Class D Notes	$1.65	$0.03	$0.00
Octagon 26 Class E-R Note	$1.25	$0.00	$0.00
OZLM XXII, Ltd. Class D Notes	$0.90	$0.02	$0.00
THL Credit Wind River 2014-2 CLO Ltd. Class E-R Notes	$0.36	$0.01	$0.01
THL Credit Wind River 2014-2 CLO Ltd. Class F-R Notes	$0.31	$0.01	$0.01
THL Credit Wind River 2014-1 CLO Ltd. Class E-R Notes	$0.94	$0.01	$0.00
Zais 3 Class D-R Notes	$3.61	$0.00	$0.00
Sub Total	$38.62	$0.32	$0.17
Prior CLO Debt Holdings			
Flagship CLO VIII, Ltd. Class F Notes	$7.61	$0.16	$0.29
Sub Total	$7.61	$0.16	$0.29
Total CLO Debt		$0.48	$0.46

(1) The portfolio level data contained herein is audited and derived from the Company's June 30, 2018 unaudited financial statements, and/or other related financial information, CLO trustee reports, custody statements and/or other information received from CLO collateral managers. Dollar amounts in millions.

(2) These Loan Accumulation Facilities have priced into a CLO and are not reflected in the June 30, 2018 Schedule of Investments.



As of June 30, 2018, ECC's portfolio was invested across 93 investments

Summary of ECC's Portfolio of Investments[1]



CLO Debt
7.3%
(18 Investments)

CLO Equity 86.4%
(70 Investments)

Loan Accumulation
Facilities
6.3%
(5 Investments)

Summary of Underlying Portfolio Characteristics[2]

	Q2 2018	Q1 2018	Q4 2017	Q3 2017	Q2 2017
Number of unique underlying borrowers	1,332	1,295	1,253	1,213	1,197
Largest exposure to any individual borrower	0.98%	0.98%	1.00%	0.90%	0.94%
Average individual borrower exposure	0.08%	0.08%	0.08%	0.08%	0.08%
Exposure to ten largest underlying borrowers	6.40%	6.28%	6.30%	6.51%	6.39%
Aggregate indirect exposure to senior secured loans[3]	97.50%	97.60%	97.79%	98.09%	97.94%
Weighted average stated spread	3.56%	3.59%	3.66%	3.71%	3.75%
Weighted average credit rating of underlying collateral[4]	B+/B	B+/B	B+/B	B+/B	B+/B
Weighted average junior overcollateralization (OC) cushion	4.27%	4.15%	4.20%	4.37%	4.22%
Weighted average market value of underlying collateral	98.34%	98.99%	98.54%	98.51%	98.43%
Weighted average maturity of underlying collateral	5.3 years	5.2 years	5.2 years	5.2 years	5.2 years
US dollar currency exposure	99.77%	99.76%	97.79%	100%	100%

(1)   The summary of portfolio investments shown is based on the estimated fair value of the underlying positions as of June 30, 2018.

(2)   The information presented herein is on a look-through basis to the collateralized loan obligation, or "CLO", equity and related investments (i.e., loan accumulation facilities) held by the Company as of June 30, 2018 (except as otherwise noted) and reflects the aggregate underlying exposure of the Company based on the portfolios of those investments. The data is estimated and unaudited and is derived from CLO trustee reports received by the Company relating to June 2018 and from custody statements and/or other information received from CLO collateral managers and other third party sources. Information relating to the market price of underlying collateral is as of month end; however, with respect to other information shown, depending on when such information was received, the data may reflect a lag in the information reported. As such, while this information was obtained from third party data sources, June 2018 trustee reports and similar reports, other than market price, it does not reflect actual underlying portfolio characteristics as of June 30, 2018 and this data may not be representative of current or future holdings.

(3)   We obtain exposure in underlying senior secured loans indirectly through our investments in CLOs.

(4)   Credit ratings shown are based on those assigned by Standard & Poor's Rating Group, or "S&P," or, for comparison and informational purposes, if S&P does not assign a rating to a particular obligor, the weighted average rating shown reflects the S&P equivalent rating of a rating agency that rated the obligor provided that such other rating is available with respect to a CLO equity or related investment held by us. In the event multiple ratings are available, the lowest S&P rating, or if there is no S&P rating, the lowest equivalent rating, is used. The ratings of specific borrowings by an obligor may differ from the rating assigned to the obligor and may differ among rating agencies. For certain obligors, no rating is available in the reports received by the Company and they are not reflected in this data. Ratings below BBB- are below investment grade. Further information regarding S&P's rating methodology and definitions may be found on its website (www.standardandpoors.com). This data includes underlying portfolio characteristics of the Company's CLO equity and loan accumulation facility portfolio.



As of June 30, 2018, ECC has exposure to 1,332 unique underlying borrowers across a range of industries

Obligor and Industry Exposure				
Top 10 Underlying Obligors[1]	**% Total**	**Top 10 Industries of Underlying Obligors[1,2]**	**% Total**	
Dell Inc	1.0%	Health care	7.6%	
Asurion	0.7%	Technology	6.2%	
TransDigm	0.7%	Telecommunications	5.6%	
Altice	0.6%	Business equipment & services	5.5%	
American Airlines Inc	0.6%	Electronics/electrical	5.4%	
First Data Corp	0.6%	Radio & Television	5.0%	
Energy Future Holdings	0.6%	Financial intermediaries	4.8%	
CenturyLink	0.6%	Lodging & casinos	4.5%	
Albertsons	0.6%	Utilities	3.6%	
Numericable	0.5%	Building & Development	3.4%	
Total	**6.4%**	**Total**	**51.7%**	

(1) The information presented herein is on a look-through basis to the collateralized loan obligation, or "CLO", equity and related investments (i.e., loan accumulation facilities) held by the Company as of June 30, 2018 (except as otherwise noted) and reflects the aggregate underlying exposure of the Company based on the portfolios of those investments. The data is estimated and unaudited and is derived from CLO trustee reports received by the Company relating to June 2018 and from custody statements and/or other information received from CLO collateral managers and other third party sources. Information relating to the market price of underlying collateral is as of month end; however, with respect to other information shown, depending on when such information was received, the data may reflect a lag in the information reported. As such, while this information was obtained from third party data sources, June 2018 trustee reports and similar reports, other than market price, it does not reflect actual underlying portfolio characteristics as of June 30, 2018 and this data may not be representative of current or future holdings.

(2) Industry categories are based on the S&P industry categorization of each obligor as reported in CLO trustee reports to the extent so reported. Certain CLO trustee reports do not report the industry category of all of the underlying obligors and where such information is not reported, it is not included in the summary look-through industry information shown; if they were reflected, they would represent 5.01%. As such, the Company's exposure to a particular industry may be higher than that shown if industry categories were available for all underlying obligors. In addition, certain underlying obligors may be re-classified from time to time based on developments in their respective businesses and/or market practices. Accordingly, certain underlying borrowers that are currently, or were previously, summarized as a single borrower in a particular industry may in current or future periods be reflected as multiple borrowers or in a different industry, as applicable.

ECC SUPPLEMENTAL INFORMATION
Maturity Distribution of Underlying Obligors



Prior to 2021, only 4.8% of ECC's underlying loan portfolio is scheduled to mature

Maturity Distribution of Underlying Obligors[1]

% of Fund Exposure

Maturity	% of Fund Exposure
2018	0.2%
2019	0.6%
2020	3.9%
2021	10.3%
2022	14.1%
2023	21.5%
2024	29.9%
2025+	19.5%

(1) The information presented herein is on a look-through basis to the collateralized loan obligation, or "CLO", equity and related investments (i.e., loan accumulation facilities) held by the Company as of June 30, 2018 (except as otherwise noted) and reflects the aggregate underlying exposure of the Company based on the portfolios of those investments. The data is estimated and unaudited and is derived from CLO trustee reports received by the Company relating to June 2018 and from custody statements and/or other information received from CLO collateral managers and other third party sources. Information relating to the market price of underlying collateral is as of month end; however, with respect to other information shown, depending on when such information was received, the data may reflect a lag in the information reported. As such, while this information was obtained from third party data sources, June 2018 trustee reports and similar reports, other than market price, it does not reflect actual underlying portfolio characteristics as of June 30, 2018 and this data may not be representative of current or future holdings.

SELECTED MARKET DATA





Loan Market Statistics: Leverage Multiple (Debt to EBITDA)





Average Leverage Multiples of Large Corporate Loans[1]

Year	Value
1997	5.4x
1998	5.0x
1999	4.6x
2000	4.2x
2001	4.0x
2002	4.0x
2003	4.1x
2004	4.3x
2005	4.3x
2006	4.4x
2007	4.9x
2008	3.7x
2009	4.1x
2010	3.9x
2011	4.4x
2012	4.6x
2013	4.7x
2014	4.9x
2015	4.7x
2016	5.0x
2017	5.0x
1H18	5.0x

Legend: ■ FLD/EBITDA   ■ SLD/EBITDA   ■ Other Sr Debt/EBITDA   ■ Sub Debt/EBITDA

(1) Defined as issuers with EBITDA of more than $50 million. Prior to 2011, media and telecom deals were excluded. EBITDA adjusted for prospective cost savings or synergies.
Source: S&P Capital IQ.

Loan Market Statistics: Interest Coverage (EBITDA to Interest)



Average Interest Coverage Multiples of Large Corporate Loans[1]

Year	Multiple
1997	2.0x
1998	2.3x
1999	2.9x
2000	2.9x
2001	3.5x
2002	3.9x
2003	3.9x
2004	4.0x
2005	3.5x
2006	3.0x
2007	2.9x
2008	3.8x
2009	3.9x
2010	4.1x
2011	3.9x
2012	3.8x
2013	4.1x
2014	4.1x
2015	4.2x
2016	3.8x
2017	4.0x
1H18	3.8x

■ EBITDA-Capex/Cash Interest ■ EBITDA/Cash Interest

.
(1)   Defined as issuers with EBITDA of more than $50 million. Prior to 2011, media and telecom deals were excluded. EBITDA adjusted for prospective cost savings or synergies.
Source: S&P Capital IQ



Annual Revenue Change (QoQ) for Below Investment Grade Companies

Quarter	Revenue Growth % (QoQ)
1Q08	16.9%
2Q08	16.5%
3Q08	11.1%
4Q08	(4.9%)
1Q09	(7.3%)
2Q09	(11.3%)
3Q09	(3.2%)
4Q09	12.9%
1Q10	5.2%
2Q10	8.0%
3Q10	14.5%
4Q10	13.7%
1Q11	21.0%
2Q11	18.0%
3Q11	14.0%
4Q11	14.0%
1Q12	12.0%
2Q12	9.1%
3Q12	9.9%
4Q12	8.9%
1Q13	10.5%
2Q13	9.3%
3Q13	11.0%
4Q13	13.5%
1Q14	16.3%
2Q14	12.4%
3Q14	12.5%
4Q14	13.6%
1Q15	10.3%
2Q15	6.3%
3Q15	3.9%
4Q15	5.4%
1Q16	4.8%
2Q16	7.2%
3Q16	8.5%
4Q16	6.2%
1Q17	8.7%
2Q17	10.0%
3Q17	9.4%
4Q17	9.6%
1Q18	11.8%

■ Revenue Growth % (QoQ)

Source: S&P Capital IQ.



- Secondary trading is conducted through BWICs ("Bids wanted in Competition") and privately negotiated sales
- CLO debt and equity tranches typically settle electronically via DTC and trade on a T+2 basis

Chart: Volume in billions by Year

Year	Non-Investment Grade Rated CLO Tranches	Investment Grade Rated CLO Tranches
2011	$15.3	$24.1
2012	$70.5	$35.4
2013	$36.6	$42.7
2014	$32.3	$47.7
2015	$39.1	$52.0
2016	$37.8	$52.2
2017	$42.1	$26.2

Investment Grade Rated CLO Tranches

Non-Investment Grade Rated CLO Trenches

There was over $80 billion of CLO trading volume annually on average over the last 5 years

Source: J.P. Morgan, FINRA reported CBO/CDO/CLO trading volume, Reg S transactions are not included. The total activity of the market is published and although these numbers are not perfect, Eagle Point believes they directionally accurate.
Data as of December 31, 2017.
Please see important disclosures on page 1.





Eagle Point Credit Company Inc.

20 Horseneck Lane

Greenwich, CT 06830

ICR (Media and Investor Relations)

IR@eaglepointcredit.com

(203) 340 8510